

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

William Carroll
Senior Vice President - Controller
DELTA AIR LINES, INC.
Post Office Box 20706
Atlanta, Georgia 30320-6001

      Re: DELTA AIR LINES, INC.
          Form 10-K for the Year Ended December 31, 2021
          Filed February 11, 2022
          File No. 001-05424

Dear Mr. Carroll:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation